Exhibit 21.1

List of Principal Subsidiaries and Consolidated Affiliated Entities

[Note: Auditors/Company to review and update]

Subsidiaries	Place of Incorporation
CIAC/ChinaInterActiveCorp	Cayman Islands
Renren Gongying Inc.	Cayman Islands
Renren ZHCH Holdings Inc.	Cayman Islands
Renren Giantly Limited	Hong Kong
Lofty Inc.	Delaware, USA
Moatable U.S. Holdco, Inc.	Delaware, USA
Trucker Path, Inc.	Delaware, USA
Lucrativ Inc.	Delaware, USA
Lofty US, Inc.	Arizona, USA
Renren Giantly Philippines Inc.	Philippines
Qianxiang Shiji Technology Development (Beijing) Co., Ltd.	PRC
Rentancy, Ltd.	United Kingdom
SaaS Logistics US, Inc.	Delaware, USA

Consolidated Affiliated Entities	Place of Incorporation
Beijing Qianxiang Tiancheng Technology Development Co., Ltd.	PRC
Beijing Qianxiang Wangjing Technology Development Co., Ltd.	PRC